SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Audience, Inc.

(Name of Subject Company)

Audience, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

3341 Fairchild Drive

Mountain View, California 94043

(650) 254-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Audience, Inc., a Delaware corporation (“Audience”), filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Orange Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Knowles Corporation., a Delaware corporation (“Knowles”), to acquire all of the issued and outstanding shares of Audience’s common stock, $0.001 par value per share (the “Audience shares”), in exchange for the “offer consideration” (as defined in the Schedule 14D-9), and upon the terms and subject to the conditions set forth in the prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 that Knowles filed on May 19, 2015 with the SEC, and which, with the related letter of transmittal, together constitute the “offer.” The offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”), filed by Purchaser and Knowles with the SEC on May 19, 2015.

Capitalized and other terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection entitled “Certain Legal Proceedings” immediately prior to the subsection entitled “Merger-Related Consideration” as follows:

“Certain Legal Proceedings

On May 15, 2015, a lawsuit captioned Hall v. Audience, Inc., et al. (Case No. 1-15-CV-280778) (“Hall”) was filed in the Superior Court of California, Santa Clara County. The suit is a purported class action brought on behalf of the stockholders of Audience against Audience, the members of its board of directors, Knowles and Purchaser. The suit alleges that the members of Audience’s board of directors breached their fiduciary duties to Audience stockholders in connection with the proposed transaction, and that Audience and Knowles aided and abetted these alleged violations. The complaint seeks to enjoin the transaction. The plaintiff also seeks attorneys’ and other fees and costs, in addition to other relief. Knowles, Purchaser and Audience believe that the plaintiff’s allegations are without merit.

On May 20, 2015, another purported class action lawsuit brought on behalf of the stockholders of Audience captioned Mohamadi v. Gyani et al. (Case No. 1-15-CV-280931) was filed in the Superior Court of California, Santa Clara County against the members of Audience’s board of directors, Knowles and Purchaser. Similar to Hall, the suit alleges that the members of Audience’s board of directors breached their fiduciary duties to Audience stockholders in connection with the proposed transaction, and that Knowles and Purchaser aided and abetted these alleged violations. The plaintiff also alleges that Audience failed to publicly disclose all material information about the proposed transaction and that the public disclosures filed by

Audience in connection with the proposed transaction contain misleading information. The complaint seeks to enjoin the transaction or amend or enjoin the deal protection provisions of the Merger Agreement. The plaintiff also seeks an indeterminate amount of damages and attorneys’ and other fees and costs, in addition to other relief. Knowles, Purchaser and Audience believe that the plaintiff’s allegations are without merit.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(6)	Knowles Corporation investor presentation, dated April 30, 2015 (incorporated by reference to the Form 425 filed with the SEC by Knowles Corporation on April 30, 2015).

(a)(7)	Knowles Corporation employee town hall presentation, dated April 30, 2015 (incorporated by reference to the Form 425 filed with the SEC by Knowles Corporation on April 30, 2015).

(a)(8)	Audience, Inc. employee communication dated April 30, 2015 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed with the SEC by Audience, Inc. on May 1, 2015).

(a)(9)	Audience, Inc. customer communication dated April 30, 2015 (incorporated by reference to Exhibit 99.4 to the Form 8-K filed with the SEC by Audience, Inc. on May 1, 2015).

(a)(10)	Audience, Inc. Employee Frequently Asked Questions dated May 5, 2015 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the SEC by Audience, Inc. on May 6, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIENCE, INC.

By:	/s/ Peter B. Santos
Name:	Peter B. Santos
Title:	President and Chief Executive Officer

Dated: May 22, 2015